  Exhibit 99.1

Digatrade Financial Corp.

March 31, 2020
(Expressed in Canadian Dollars)

Unaudited Interim Consolidated Financial Statements

Notice of No Auditor Review of Interim Consolidated Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim consolidated financial statements they must be accompanied by a notice indicating that the interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company for the three months ended March 31, 2020 have been prepared by, and are the responsibility of, the Company’s management.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements in accordance with standards established by the Chartered Public Accountants of Canada for a review of interim consolidated financial statements by an entity’s auditor.

“Bradley J. Moynes”
Bradley J. Moynes
President, Director & CEO

“Tyrone Docherty”
Tyrone Docherty
Director

DIGATRADE FINANCIAL CORP.
Interim Consolidated Balance Sheets
Unaudited – prepared by management
 (Expressed in Canadian Dollars)

	Note	March 31, 2020	December 31, 2019
		$	$
ASSETS

CURRENT
Cash		5,367	113,156
GST Recoverable		21,259	13,655
Deferred Loss on Derivatives	6	219,884	150,851

		246,510	277,662

Intangible Assets	4	29,840	26,761

		276,350	304,423

LIABILITIES

CURRENT
Trade and Other Payables	5	129,756	122,276
Loan payable	4	26,600	26,565
Convertible Promissory Notes – Liability Component	6	65,935	50,593
Derivative Liability	6	377,145	370,194
Promissory Notes	6	177,376	165,698

Total Liabilities		776,812	735,326

SHAREHOLDERS' (DEFICIENCY) EQUITY

Share Capital	7	7,712,260	7,460,158
Reserves		60,000	60,000
Accumulated Deficit		(8,098,758)	(7,793,332)

Total Equity (Deficiency) Attributable to Shareholders		(326,498)	(273,174)

Non-controlling interest	4	(173,964)	(157,729)

		276,350	304,423

Nature and Continuance of Operations (Note 1)

Approved on Behalf of the Board:

“Bradley J. Moynes”	“Tyrone Docherty”
Bradley J. Moynes Chairman, President, Director and CEO	Tyrone Docherty Chairman & Director
The accompanying notes are an integral part of these interim financial statements

DIGATRADE FINANCIAL CORP.
Interim Consolidated Statement of Changes in Shareholders’ Equity
Unaudited – prepared by management
 (Expressed in Canadian Dollars)

	Note	Number of common shares	Number of Class “B” Common Shares	Share capital	Contributed Surplus	Deficit	Total Shareholders’ Deficiency	Non-Controlling Interest
`				$	$	$	$
Balance, December 31, 2018		226,411,904	100,000	6,047,999	-	(6,298,936)	(250,937)	-
Class B Common Shares Issued	7(b)(i)	-	1,000,000	100	-	-	100	-
Shares issued pursuant to conversion of Convertible Promissory Notes	7(b)(ii)	14,662,819	-	82,363	-	-	82,363	-
Stock-based Compensation	7(c)	-	-	-	60,000	-	60,000	-
Net loss for the period		-	-	-	-	(285,746)	(285,746)	-
Balance, March 31, 2019		241,074,723	1,100,000	6,130,462	60,000	(6,584,682)	(394,220)	-

Balance, December 31, 2019		582,564,926	1,100,000	7,460,158	60,000	(7,793,332)	(273,174)	(157,729)
Shares issued Conversion Convertible Promissory Notes	7(b)(iii)	229,986,206	-	252,102	-	-	252,102	-
Adjustment to Incorporation of Controlled Subsidiary	4	-	-	-	-	-	-	3,078
Net Comprehensive Loss		-	-	-	-	(305,426)	(305,426)	(19,313)

Balance, March 31, 2020		812,551,132	1,100,000	7,712,260	60,000	(8,098,758)	(326,498)	(173,964)

Authorized Share Capital (Note 9(a))

The accompanying notes are an integral part of these interim financial statements

DIGATRADE FINANCIAL CORP.
(Formerly “Bit-X Financial Corporation”)
Interim Consolidated Statements of Operations, Comprehensive Loss and Deficit
Unaudited – prepared by management
 (Expressed in Canadian Dollars)

Three Months ended	March 31,
	2020	2019
	$	$
EXPENSES
Note
Accounting, Audit and Legal	25,291	34,818
Consulting Expense	72,885	93,643
Finders Fees	-	20,564
Filing and Transfer Agent Fees	6,285	4,375
Management Fees	64,520	43,917
Stock-based Compensation	-	60,000
Travel and Administration Expenses	170	3,227
Marketing	4,398	15,621
Bank Charges and Interest	231	12,990
Project Development Costs	17,524	-

	191,304	289,155

PROFIT (LOSS) BEFORE OTHER ITEMS	(191,304)	(289,155)

Foreign Exchange (Loss) Gain	12,161	3,409
Accretion Expense	58,589	-
Interest Expense	5,576	-
Change in Fair Value on Derivative Instruments	57,109	-

NET PROFIT (LOSS) FOR THE PERIOD	(324,739)	(285,746)

Other Comprehensive Income	-	-

NET COMPREHENSIVE LOSS FOR THE PERIOD	(324,739)	(285,746)

TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO:

Shareholders of the Company	(305,426)	(285,746)

Non-Controlling Interest	(19,313)	-

POST-SHARE CONSOLIDATION (Note 10(b)(i))

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	720,781,371	227,694,370

BASIC AND DILUTED (LOSS) PROFIT PER SHARE	$(0.0005)	$(0.001)

The accompanying notes are an integral part of these interim financial statements

DIGATRADE FINANCIAL CORP.
Interim Consolidated Statements of Cash Flows
Unaudited – prepared by management
 (Expressed in Canadian Dollars)

	March 31,
	2020	2019
	$	$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES

Net Profit (Loss) for the Period	(324739)	(285,746)

Non-Cash Items
Unrealized foreign exchange (gains) losses	11,678	(10,872)
Amortization of prepaid expenses	-	10,469
Common Stock issued on conversion of Promissory Notes	252,102	-
Accretion Expense	58,589	-
Change in Valuation of Derivative Instruments	(190,399)	-
Stock-based Compensation	-	60,000
Interest Accrued on Convertible Promissory Notes	5,576	12,926

Changes in Non-Cash Working Capital Accounts
GST Payable (Recoverable)	(7,604)	(2,558)
Accounts Payable and Accrued Liabilities	7,479	(22,518)

	(187,318)	(238,299)

FINANCING ACTIVITIES

Net Proceeds Received on Issuance of Promissory Notes	79,494	242,688
Advances from minority interest	35	-
Promissory Notes Repaid	-	(33,596)
Proceeds on issuance of Class B Common Shares	-	100

	79,529	209,192

NET (DECREASE) INCREASE IN CASH	(107,789)	(29,107)

Cash (Bank Indebtedness), Beginning of the Period	113,156	493,810

CASH, END OF THE PERIOD	5,367	464,703
The accompanying notes are an integral part of these interim financial statements

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

March 31, 2020
(Expressed in Canadian Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

Digatrade Financial Corp. (the “Company”) is governed by the Business Corporations Act (British Columbia). The head office, principal address, and records office of the Company are located at 1500 West Georgia Street, Suite 1300, Vancouver, British Columbia, Canada, V6C 2Z6. The Company's common shares are listed on the NASDAQ Over-the-Counter Board (“OTCB”) exchange under the symbol "DIGAF".

In March 2015, the Company entered into an agreement with Mega Ideas Holdings Limited, dba ANX (“ANX”), a company incorporated and existing under the laws of Hong Kong. ANX owns a proprietary trading platform and provides operational support specializing in blockchain development services and exchange and transaction services for crypto-currencies. Effective October 17, 2018 the Company closed the online retail trading platform and shared liquidity order book with ANX International owing to low transaction volumes. The Company will continue to offer OTC trading for institutional customers and accredited traders while continuing to seek new opportunities within the blockchain and the financial technology sector.

In February 2019, the Company entered into a Definitive Agreement with Securter Inc. (“Securter”), a private Canadian corporation that is developing a proprietary, patent-pending credit card payment platform to significantly increase the security of online credit card payment processing (Note 5).

These unaudited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards on the basis that the Company is a going concern and will be able to meet its obligations and continue its operations for its next fiscal year. Several conditions as set out below cast uncertainties on the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon the financial support from its creditors, shareholders, and related parties, its ability to obtain financing for its development projects, and upon the attainment of future profitable operations.

The Company has not yet achieved profitable operations and has accumulated losses of $7,712,260 since inception and working capital deficiency of $530,302 as at March 31, 2020. Accordingly, the Company will need to raise additional funds through future issuance of securities or debt financing. Although the Company has raised funds in the past, there can be no assurance the Company will be able to raise sufficient funds in the future, in which case the Company may be unable to meet its obligations as they come due in the normal course of business. It is not possible to predict whether financing efforts will be successful or if the Company will attain a profitable level of operations.

The current cash resources are not adequate to pay the Company’s accounts payable and to meet its minimum commitments at the date of these consolidated financial statements, including planned corporate and administrative expenses, and other project implementation costs, accordingly, there is significant doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying amounts and classifications of assets and liabilities should the Company be unable to continue as a going concern.

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

March 31, 2020
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a)
Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale that have been measured at fair value. Cost is the fair value of the consideration given in exchange for net assets.

b)
Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved and authorized for issue by the Board of Directors on June 15, 2020.

c)
Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries (collectively, the “Company”). Intercompany balances and transactions are eliminated in preparing the consolidated financial statements. The following companies have been consolidated within these consolidated financial statements:

Entity	Country of Incorporation	Voting Control	Functional Currency
Digatrade Financial Corp.	Canada	Parent Company	Canadian Dollar
Digatrade Limited	Canada	100%	Canadian Dollar
Digatrade (UK) Limited	United Kingdom	100%	Pounds Sterling
Digatrade Limited	USA	100%	US Dollar
Securter Systems Inc	Canada	79% (Note 5)	Canadian Dollar

d)
Foreign Currency

These consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. Each subsidiary determines its own functional currency (Note 2(c)) and items included in the financial statements of each subsidiary are measured using that functional currency.

i.
Transactions and Balances in Foreign Currencies

Foreign currency transactions are translated into the functional currency of the respective entity using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-measurement of monetary items at year-end exchange rates are recognized in profit or loss. Non-monetary items measured at historical cost are translated using the exchange rate at the date of the transaction and are not retranslated. Non-monetary items measured at fair value are translated using the exchange rate at the date when fair value was determined.

ii.
Foreign Operations

On consolidation, the assets and liabilities of foreign operations are translated into Canadian dollars at the exchange rate prevailing at the reporting date and their revenues and expenses are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on the translation are recognized in other comprehensive income and accumulated in the currency translation reserve in equity. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in earnings and recognized as part of the gain or loss on disposal.

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

March 31, 2020
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

e)
Financing and Finder’s Fees

Financing and finder’s fees relating to financial instruments with a term of one year or less are expensed in the period incurred. For financial instruments with a term of over one year, the fees are netted against the financial instruments and amortized over the term of the financial instruments.

f)
Share Capital

The Company records proceeds from share issuances, net of commissions and issuance costs.  Shares issued for other than cash consideration are valued at either: (i) the fair value of the asset acquired or the fair value of the liability extinguished at the measurement date under current market conditions, or (ii) the quoted price on the Over-the-Counter Bulletin Board in the United States based on the earliest of: the date the shares are issued, or the date the agreement to issue the shares is reached.

g)
Loss per Share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares issued and outstanding during the reporting period. Diluted loss per share is the same as basic loss per share, as the issuance of shares on the exercise of stock options and share purchase warrants is anti-dilutive.

h)
Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of stock options and other share-based payments is recorded based on the estimated fair value using the Black-Scholes option-pricing model at the grant date and charged to profit over the vesting period. The amount recognized as an expense is adjusted to reflect the number of equity instruments expected to vest.

Upon the exercise of stock options and other share-based payments, consideration received on the exercise of these equity instruments is recorded as share capital and the related share-based payment reserve is transferred to share capital. The fair value of unexercised equity instruments are transferred from reserve to retained earnings upon expiry.

i)
Income Taxes

Tax expense recognized in profit or loss comprises the sum of deferred tax and current tax not recognized in other comprehensive income or directly in equity.

i.
Current Income Tax

Current income tax assets and liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the consolidated financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

March 31, 2020
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

ii.
Deferred Income Tax

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full.

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

j)
Revenue Recognition

Revenue is comprised of consulting fees and commissions earned on trades executed on the digital currency trading platform. Consulting fee income is recognized as the consulting services are provided. Commission is considered earned when a trade is completed by the Company’s customers. As the platform is not yet fully live, commissions and consulting fees earned have been accounted for as a recovery of development costs incurred.

k)
Financial Instruments

Commencing January 1, 2018 the Company adopted IFRS 9. The adoption of this new accounting standard did not have material impact to the Company’s consolidated financial statements.

IFRS 9 covers classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 Financial Instruments. The new standard contains three classifications for financial assets: measured at amortized cost, fair value through other comprehensive income (“FVTOCI”), and fair value through profit and loss (“FVTPL”). The new standard eliminates the previous IAS 39 categories of held to maturity, loan and receivables, and available for sale.

Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. Requirements for financial liabilities are largely carried forward from the existing requirements in IAS 39 except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income.

Following is the new accounting policy for financial instruments under IFRS 9:

(i)
Classification

The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by- instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

DIGATRADE FINANCIAL CORP.
Notes to the Interim Consolidated Financial Statements

March 31, 2020
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

Financial assets	Classification under IAS 39	Classification under IFRS 9
Cash	FVTPL	Amortized cost
Accounts receivable	Notes and receivable	Amortized cost
Derivative assets	FVTPL	FVTPL

Financial liabilities	Classification under IAS 39	Classification under IFRS 9
Accounts payable and accrued liabilities	Other financial liabilities	Other financial liabilities
Short-term loan	Other financial liabilities	Other financial liabilities
Due to related parties	Other financial liabilities	Other financial liabilities
Derivative liabilities	FVTPL	FVTPL

There were no adjustments to the carrying amounts of financial instruments as a result of the change in classification from IAS39 to IFRS 9.

(ii)
Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the Consolidated Statements of Comprehensive Income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the Consolidated Statements of Comprehensive Income in the period in which they arise.

(ii)
Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. The Company shall recognize in the Consolidated Statements of Comprehensive Income, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

l)
Non-Controlling Interest

Non-controlling interest in the Company’s less than wholly owned subsidiary is classified as a separate component of equity. On initial recognition, non-controlling interest is measured at the fair value of the non-controlling entity’s contribution into the related subsidiary. Subsequent to the original transaction date, adjustments are made to the carrying amount of non-controlling interest for the non-controlling interest’s share of changes to the subsidiary’s equity.

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

March 31, 2020
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)
Accounting Standards Effective January 1, 2019 - IFRS 16 – Leases

IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. Lessor accounting remains largely unchanged from IAS 17 “Leases”, and the distinction between operating and finance leases is retained. The standard is effective for annual periods beginning on or after January 1, 2019. The Company has determined that this standard did not have any impact on its consolidated financial statements.

NOTE 3 – SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

In the application of the Company’s accounting policies which are described in Note 2, management is required to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Significant judgments, estimates, and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

Deferred Tax Assets

Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

Share-based Compensation

The fair value of share-based compensation is subject to the limitations of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices, changes in subjective input assumptions can materially affect the fair value estimate.

Impairment of Intangible Assets

An impairment loss is recognized for the amount by which the asset’s or cash generating unit’s carrying amount exceeds its recoverable amount. To determine the recoverable amount, management estimates expected future cash flows from each asset or cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. In the process of measuring expected future cash flows, management makes assumptions about future operating results. In addition, when determining the applicable discount rate, estimation is involved in determining the appropriate adjustments to market risk and asset-specific risk factors. These assumptions relate to future events and circumstances. Actual results may vary and may cause significant adjustments to the Company’s assets within the next financial year

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

March 31, 2020
(Expressed in Canadian Dollars)

NOTE 4 – SECURTER SYSTEMS INC.

On February 26, 2019, the Company entered into an agreement with Securter Inc., in terms of which a newly formed corporation, Securter Systems Inc. (“SSI”) would acquire all the assets and liabilities of Securter Inc. Upon incorporation, SSI issued 25,937,594 Class A common shares to the shareholders of Securter Inc. and 100,000 Class B common shares to the Company. Each Class B common share is non-participating and carries 1,000 votes. The Company shall have the right to purchase up to 30.3% Class A common shares of SSI at a price of US$0.23 per share for a total purchase consideration of up to US$3,000,000.

During the three months ended March 31, 2020, certain adjustments to the value of the assets transferred to SSI totalling $3,078 were recognized.

During the three months ended March 31, 2020 a further 472,612 class A common shares of Securter Systems Inc. were issued to the Company. As at March 31, 2020, SSI had 26,537,158 Class A Common Shares issued and outstanding whereby the Company held 599,563 of Class A Shares of SSI. Together with the Company’s holding in Class B common shares, the Company held a voting interest of 79.5% and participating economic interest of 2.26% as at March 31, 2020.

The following is the summarized statement of financial position of Securter Systems Inc. as at March 31, 2020 and December 31, 2019:

	March 31, 2020	December 31, 2019
		$

Current

Assets	8,671	79
Liabilities	(2,371)	-

Total Current Net Assets	6,300	79

Non-Current

Assets	29,840	26,761
Liabilities	(26,600)	(26,565)

Total Non-Current Net Assets	3,240	196

Total Net Equity by Shareholders	9,540	275

The following is the summarized comprehensive loss of Securter Systems Inc. for the period from inception to the year ended December 31, 2019 and for the three months ended March 31, 2020.

$

Net Loss for the period from inception to the year ended December 31, 2019	158,843
Net Loss for the three months ended March 31, 2020	22,812

181,655

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

March 31, 2020
(Expressed in Canadian Dollars)

NOTE 5 – TRADE AND OTHER PAYABLES

As at March 31, 2020 and December 31, 2019, the Company had the following amounts due to creditors:

	March 31, 2020	December 31, 2019
	$	$

Trade Payables	59,256	32,276
Accrued Liabilities	70,500	90,000

	129,756	122,276

NOTE 6 – CONVERTIBLE PROMISSORY NOTES

	Promissory Note	Convertible Promissory Note - Liability Component	Derivative Liability	Deferred Derivative Loss (Increase)	Total
	$	$	$	$	$

Balance December 31, 2017	241,517	1,340,978	-	-	1,582,495

Proceeds net of transaction costs	-	440,587	1,576,119	(1,221,660)	795046
Repayments	(31,762)	-	-	-	(31,762)
Conversions	-	(1,718,320)	(38,794)	-	(1757,114)
Fair value change	-	-	(803,986)	269,868	(534,118)
Interest expense	-	19,649	-	-	19,649
Accretion expense	-	7,039	-	-	7,039
Foreign exchange (gain) loss	-	(64,392)	-	-	(64,392)

Balance December 31, 2018	209,755	25,541	733,339	(951,792)	16,843

Proceeds net of transaction costs	-	13,328	1,517,944	(958,883)	572,389
Repayments	(33,596)	-	-	-	(33,596)
Conversions	-	(191,566)	(1,545,331)	356,990	(1,379,907)
Fair value change	-	-	(335,758)	1,402,834	1,067,076
Interest expense	-	58,470	-	-	58,470
Accretion expense	-	146,624	-	-	146,624
Foreign exchange (gain) loss	(10,461)	(1,804)	-	-	(12,265)

Balance December 31, 2019	165,698	50,593	370,194	(150,851)	435,634

Proceeds net of transaction costs	-	2,640	277,205	(200,351)	79,494
Conversions	-	(183,973)	(102,767)	34,638	(252,102)
Fair value change	-	127,916	(167,487)	96,680	57,109
Interest expense	-	5,576	-	-	5,576
Accretion expense	-	58,589	-	-	58,589
Foreign exchange (gain) loss	11,678	4,594	-	-	16,272

Balance March 31, 2020	177,376	65,935	377,145	(219,884)	400,572

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

March 31, 2020
(Expressed in Canadian Dollars)

NOTE 6 – CONVERTIBLE PROMISSORY NOTES (Continued)

The convertible bonds consisted of a liability component (“financial liability”) and an embedded derivative conversion feature (“derivative liability”) and contra asset account of deferred derivative loss due to significant amount of fair value of the derivative liability at inception in excess of the net proceeds. The net proceeds of these convertible bonds were first allocated to the fair value of the derivative liability. As the fair value of the derivative liability at inception exceeds the net proceeds, the indication of significant loss at inception exists. As a result, nominal values of US$1,000 per newly issued convertible bonds were allocated to the financial liability. The remaining balance was set up as deferred derivative loss as a contra asset account. The deferred derivative losses were then amortized to profit and loss over the life of the convertible bonds. Subsequent changes in fair value of the conversion feature were recognized at FVTPL (Note 2(k)).

a)
At inception, the net proceeds of $572,389 (US$429,200 or gross proceeds of US$500,500 net of US$35,800 cash discount and $35,500 transaction costs) were allocated to the derivative liability at $1,517,944 related to the conversion feature which was determined using the Black-Scholes option pricing model. The remaining balance of the net proceeds were then allocated to nominal values of $13,328 (U$10,000 with U$1,000 per each convertible bond issued in 2019) and deferred derivative loss, a contra asset account of $958,883.

b)
During the three months ended March 31, 2020, the Company recognized through profit and loss the fair value change on the derivative liability and the amortization of the deferred derivative loss of $57,109 (December 31, 2019 - $1,067,076). As at March 31, 2020, the fair value of the derivative liability related to the conversion feature of $377,145 (December 31, 2019 - $370,194) was determined using the Black-Scholes option pricing model based on the following assumptions: share price ranging from US$0.001 to US$0.023; risk-free rate ranging from 1.71% to 0.46%; stock price volatility ranging from 290.3% to 0%; dividend yield of 0%; and expected life of conversion features ranging from 0.21 to .87 years.

c)
During 2018, the Company issued convertible promissory notes, raising proceeds totaling $730,226 (US$564,000). The notes are unsecured, bear interest at between 10% and 12% per annum from the date of issuance and mature between six months and one year after the date of issuance. Any amount of interest or principal that is not paid on the maturity date bears interest at 22% to 24% per annum from the maturity date to the date of payment. Any amount of principal and/or interest that is unpaid may be converted, at the option of the holder, in whole or in part into common shares of the Company at a price equal to 61% of the lowest closing bid price for the Company’s stock as reported on the OTC during the fifteen trading days prior to a Notice of Conversion. The Company may prepay the principal and all accrued interest at any time between the date of issuance and the maturity date, together with a prepayment premium of between 15% and 40% of the amount prepaid, determined by reference to the date of repayment.

During 2018, promissory notes totaling US$247,600 were converted into 49,183,445 common shares of the Company.

d)
On June 1, 2018, the Company issued a convertible promissory note in the amount of $64,820 (US$50,000) pursuant to a consulting contract. The note is unsecured and matured on December 2, 2018. As of December 31, 2018, the Company repaid $31,761 (US$24,500) of this note. The remaining balance (US$25,500) was repaid subsequent to year-end.

e)
During 2018, the Company converted convertible promissory notes totaling $1,707,293 (US$1,358,100), and interest expense and finder’s fees owed, into 176,150,754 common shares of the Company.

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

March 31, 2020
(Expressed in Canadian Dollars)

NOTE 6 – CONVERTIBLE PROMISSORY NOTES (Continued)

f)
During 2019, the Company issued convertible promissory notes with gross proceeds of $667,644 (US$500,500). The notes are unsecured, bear interest at between 10% and 12% per annum from the date of issuance and mature between six months and one year after the date of issuance. Any amount of interest or principal that is not paid on the maturity date bears interest at 22% to 24% per annum from the maturity date to the date of payment. Any amount of principal and/or interest that is unpaid may be converted, at the option of the holder, in whole or in part into common shares of the Company at a price equal to 61% of the lowest closing bid price for the Company’s stock as reported on the OTC during the fifteen trading days prior to a Notice of Conversion. The Company may prepay the principal and all accrued interest at any time between the date of issuance and the maturity date, together with a prepayment premium of between 15% and 40% of the amount prepaid, determined by reference to the date of repayment.

g)
During the three months ended March 31, 2020, promissory notes with a face value of US$171,575 were converted into 229,986,206 common shares of the Company. (2019 - promissory notes with a face value of US$591,316 were converted into 356,153,022 common shares of the Company.

h)
On January 31, 2019, the Company repaid US$25,500, being the outstanding balance of a convertible promissory note issued to a consultant during 2018. (Note 8(d))

NOTE 7 – SHARE CAPITAL

a)
Authorized Capital

Unlimited number of common shares, participating, voting (voting right of 1 vote per share), with no par value.

1,100,000 Class “B” common shares, non-participating, voting (voting right of 1,000 votes per share), with no par value.

b)
Issued and Outstanding Common Shares

i.
On October 10, 2018, the Company passed a resolution authorizing the creation of a new 100,000 Class “B” common shares with the following characteristics: non-participating, no par value, and with the voting right of 1,000 votes per share.

On the same day, the Company issued 100,000 Class “B” common shares at $0.001 per share for total proceeds of $100 to a shareholder who is also a Director and Officer of the Company

On January 2, 2019, the Company passed a resolution to increase the authorized number of Class “B” common shares from 100,000 to 1,100,000.

On the same day, the Company issued 1,000,000 Class “B” common shares at $0.0001 per share for total proceeds of $100 to a shareholder who is also a Director and Officer of the Company.

ii.
During the three months ended March 31, 2019, the Company converted promissory notes with face value of US$61,630 into 14,662,819 common shares of the Company. $82,363 were allocated to the share capital related to these promissory note conversions

iii.
During the three months ended March 31, 2020, the Company converted promissory notes with face value of US$171,575 into 229,986,206 common shares of the Company. $252,102 were allocated to the share capital related to these promissory note conversions in 2019.

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

March 31, 2020
(Expressed in Canadian Dollars)

NOTE 7 – SHARE CAPITAL (continued)

c)
Share-Based Payments

During the three months ended March 31, 2019, the Company granted 10 million share purchase options at an exercise price of U$0.006 without any specified expiration date. The Company estimated the share-based compensation at $60,000 using Black-Scholes with the assumptions of risk free rate of 1.68%, volatility of 268% and option life of 7 years.

d)
Share Purchase Warrants

The Company had no share purchase warrants outstanding for the years ended December 31, 2019, 2018, and 2017.

e)
Share Options

On February 14, 2019, the Company granted 5,750,000 stock options to directors of the Company and 4,250,000 stock options to consultants. The options have an exercise price of US$0.006 and expire on February 14, 2027.

The continuity of share options for the three months ended March 31, 2020 is summarized below:

Expiry Date	Exercise Price	January 1, 2020	Granted	Exercised	Cancelled	March 31, 2020
February 14, 2027	$US0.006	-	10,000,000	-	-	10,000,000

The Company did not have any share options in issue prior to January 1, 2019.

f)
Escrow Shares

On September 19, 2014, the Company entered into an escrow agreement with a creditor. The Company agreed to pay the creditor $2,500 upon signing of the agreement and to issue 1,500 shares to be held in escrow. The Company was obligated to pay the creditor a further $7,334 (US$6,687) forty-five days after the Company’s stock becomes DWAC- eligible. On December 22, 2016, the Company paid $5,374 (US$4,000) and the creditor agreed to release these shares from escrow.

As of December 31, 2019, the 1,500 shares were held in trust by the corporate lawyer and have not been returned to the Company’s Treasury.

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

March 31, 2020
(Expressed in Canadian Dollars)

NOTE 8 – COMMITMENTS

a) Crypto Currency Deposit and Exchange Services

On March 31, 2015, the Company entered into an agreement with Mega Idea Holdings Limited, dba ANX (“ANX”), to provide Crypto-currency deposit and exchange services. Pursuant to the terms of the agreement, the Company is required to pay monthly maintenance fees of US$10,000 for maintenance and support of the exchange platform. The agreement with ANX was for a term of three years.

On April 7, 2017 (the “effective date”), the Company entered into a revised agreement with ANX. Pursuant to the terms of the revised agreement, the Company was required to pay monthly maintenance fees of US$1,500 for the first six months commencing the first month after the effective date, and US$5,000 thereafter. The revised agreement with ANX was for a term of two years.

On October 15, 2018, the Company and ANX agreed to terminate the Crypto Currency Deposit and Exchange Services Agreement. The Company paid ANX $32,770 (US$25,000) in full settlement of all outstanding liabilities and realized a gain of $7,158 on the termination of the agreement

a)
Finder’s Fee Agreement

The Company has entered into various finder’s fee agreements whereby the Company is required to pay cash finder’s fee of 10% of all monies raised through certain parties. The terms of these agreements are for periods of one year.

b)
Consulting Contracts

i.
On June 1, 2018 the Company entered into a consulting agreement for the provision of strategic business advisory services for a period of one year. The Company agreed to issue a convertible promissory note in the amount of US$50,000 and pay the consultant US$10,000 per month. (Notes 9(e)).

ii.
On October 22, 2018, the Company entered into a consulting contract with a Director for the provision of strategic business advisory services for a period of four months. The Company agreed to pay the Director $2,500 per month.

NOTE 9 – RELATED PARTIES TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Details of transactions between the Company and other related parties, in addition to those transactions disclosed elsewhere in these consolidated financial statements, are described below. All related party transactions were in the ordinary course of business and were measured at their exchange amounts.

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

March 31, 2020
(Expressed in Canadian Dollars)

NOTE 9 – RELATED PARTIES TRANSACTIONS (continued)

b)
Compensation of Key Management Personnel

The Company incurred management fees for services provided by key management personnel for the three months ended March 31, 2020 and 2019 as described below.

	March 31, 2020	March 31, 2019
	$	$

Management Fees	64,520	43,917
Stock-based Compensation	-	30,000

	64,520	73,917

NOTE 10 – SUBSEQUENT EVENTS

a)
Issuance of Convertible Promissory Note

During the period April 1, 2020 to June 15, 2020, the Company issued a further convertible promissory note raising net proceeds of $63,528 (US$45,000).

The note is unsecured, bears interest at 10% per annum from the date of issuance and matures one year after the date of issuance. Any amount of interest or principal that is not paid on the maturity date bears interest at the lesser of 15% and the maximum permitted by law from the maturity date to the date of payment. Any amount of principal and/or interest that is unpaid may be converted, at the option of the holder, in whole or in part into common shares of the Company at a price equal to 61% of the lowest closing bid price for the Company’s stock as reported on the OTC during the twenty-five trading days prior to a Notice of Conversion. The Company may prepay the principal and all accrued interest at any time between the date of issuance and the maturity date, together with a prepayment premium of between 15% and 40% of the amount prepaid, determined by reference to the date of repayment.

b)
Conversion of Convertible Promissory Notes

During the period April 1, 2020 to June 15, 2020, portions of certain convertible promissory notes with a face value of US$160,818 were converted into 258,408,457 common shares of the Company.

c)
Issuance of Class B Common Shares

On April 14, 2020, the Company passed a resolution to increase the authorized number of Class “B” common shares from 1,100,000 to 2,100,000. On the same day, the Company issued 1,000,000 Class “B” common shares at $0.0001 per share for total proceeds of $100 to a shareholder who is also a Director and Officer of the Company.

d)
Issuance of Securter Systems Inc. Class A Common Shares

Between April 1, 2020 and June 15, 2020, 594,842 class A common shares of Securter Systems Inc. were issued to shareholders whereby 86,957 of these shares were issued to the Company. The Company held a voting interest of 79.2% and a participating economic interest of 2.53% after these issuances.

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

March 31, 2020
(Expressed in Canadian Dollars)

NOTE 10 – SUBSEQUENT EVENTS (continued)

e)
2020 COVID-19 Pandemic

The outbreak of the COVID-19 virus and the worldwide pandemic has impacted the Company’s plans and activities. The Company may face disruption to operations, supply chain delays, travel and trade restrictions, and impacts on economic activity in affected countries or regions can be expected and are difficult to quantify. Regional disease outbreaks and pandemics represent a serious threat to hiring and maintaining a skilled workforce and could be a major health-care challenge for the Company. There can be no assurance that the Company’s personnel will not be impacted by these regional disease outbreaks and pandemics and ultimately that the Company would see its workforce productivity reduced or incur increased medical costs and insurance premiums as a result of these health risks.

In addition, the pandemic has created a dramatic slowdown in the global economy. The duration of the outbreak and the resulting travel restrictions, social distancing recommendations, government response actions, business disruptions and business closures may have an impact on the Company’s operations and access to capital. There can be no assurance that the Company will not be impacted by adverse consequences that may be brought about by the pandemic’s impact on global industrial and financial markets which may reduce prices in general, share prices and financial liquidity thereby severely limiting access to essential capital.

NOTE 11 – FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Company is exposed to various risks in relation to financial instruments. The Company’s financial assets and liabilities by category are summarized in Note 2(k). The Company’s risk management is coordinated in close co-operation with the board of directors and focuses on actively securing the Company’s short to medium-term cash flows and raising financing for the Company’s capital expenditure program. The Company does not actively engage in the trading of financial assets for speculative purposes.

The most significant financial risks to which the Company is exposed are as follows:

a)
Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is dependent upon the availability of credit from its suppliers and its ability to generate sufficient funds from equity and debt financing to meet current and future obligations. The Company has a working capital deficiency of $530,302 as at March 31, 2020. There can be no assurance that such debt or equity financing will be available to the Company.

b)
Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk as the interest rates associated with the convertible promissory notes are fixed.

c)
Credit Risk

Credit risk is the risk of loss associated with a counter party’s inability to fulfill its payment obligations. As the Company is in the development stage and has not yet commenced commercial production or sales, it is not exposed to significant credit risk.

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

March 31, 2020
(Expressed in Canadian Dollars)

NOTE 11 – FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

d)
Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign exchange risk to the extent it incurs currency exchange platform service and development expenditures and operating costs in foreign currencies including the U.S. Dollar. The Company does not hedge its exposure to fluctuations in the related foreign exchange rates.

e)
Fair Values

The Company uses the following hierarchy for determining fair value measurements:

Level 1:
Quoted prices in active markets for identical assets or liabilities.

Level 2:
Other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3:
Techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. The Company’s financial instruments were measured at fair value using Level 1 valuation technique during the three months ended March 31, 2020 and during the years ended December 31, 2019, 2018 and 2017. The carrying values of the Company’s financial assets and liabilities approximate their fair values.

NOTE 12 – CAPITAL MANAGEMENT

The Company’s objective for managing its capital structure is to safeguard the Company’s ability to continue as a going concern and to ensure it has the financial capacity, liquidity and flexibility to fund its ongoing operations and capital expenditures.

The Company manages its share capital as capital, which as at March 31, 2020, amounted to $7,712,260. At this time, the Company’s access to the debt market is limited and it relies on equity issuances and the support of shareholders to fund the development of its trading platform. The Company monitors capital to maintain a sufficient working capital position to fund annualized administrative expenses and capital investments.

As at March 31, 2020, the Company had a working capital deficiency of $530,302. The Company will issue shares and may from time to time adjust its capital spending to maintain or adjust the capital structure. There can be no assurance that the Company will be able to obtain debt or equity capital in the case of operating cash deficits.

The Company’s share capital is not subject to external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future. There were no changes in the Company’s approach to capital management during the three months ended March 31, 2020.